

Mail Stop 7010

September 4, 2008

<u>By US Mail and Facsimile</u>
Richard D. Dole
President and Chief Executive Officer
Petrosearch Energy Corporation
675 Bering Drive, Suite 200
Houston, Texas 77007

Re: **Petrosearch Energy Corporation**
        Post-effective Amendment no. 2 to Registration Statement on Form S-1
        Filed August 11, 2008
        File No. 333-1421000

        Amendment No. 3 to Registration Statement on Form S-1
        Filed August 26, 2008
        File No. 333-149010

        Form 10-KSB for the Fiscal Year Ended December 31, 2007
        Filed March 24, 2008
        Form 10–Q for the Quarterly Period Ended March 31, 2008
        Filed May 15, 2008
        Form 10-Q for the Quarterly Period Ended June 30, 2008
        Filed August 6, 2008
        File No. 0-51488

Dear Mr. Dole:

        We have limited our review of your filings to those issues we have addressed in our comments. Any further engineering comments will be forwarded to you under separate cover. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in the Form 10-K or Form 10-Q, but our silence on similar or related disclosure elsewhere in the Form 10-K, Form 10-Q, Post-Effective Amendment or Form S-1 does not relieve you of the need to make similar revisions elsewhere as appropriate.

<u>Post-effective Amendment no. 2 to Registration Statement on Form S-1</u>

<u>General</u>

2.   Please update the disclosure in the prospectus as follows:

- On page 15 under "Results of Operations," revise your reference from March 31, 2008 to June 30, 2008;

- On page 26 under "Market for Common Equity and Related Stockholder Matters," provide pricing information for the first and second quarters of 2008;

- On page 34, under "Security Ownership of Certain Beneficial Owners and Management," update the beneficial ownership table to include the stock owned by Ironman PI Fund, as reflected in the amendment filed for the S-1; and

- On page 43 under "Where You Can Find More Information," please correct our address. We are now located at 100 F Street NE, Washington, D.C., 20549.

Exhibits

Exhibit 5.1

3.   We note that the legal opinion filed in regard to this filing is a "Form of," does not specifically address the securities that are being registered, and does not state that the securities, *when sold*, will be legally issued, fully paid and non-assessable. Please obtain and refile a revised legal opinion. Refer to Item 601(b)(5) of Regulation S-K. Similarly, please also obtain and refile an opinion of counsel for the securities being registered on the Form S-1 to comply with this comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 1 Organization and Significant Accounting Policies, page 38

4.   We note your response to comment five of our letter dated July 1, 2008 and your revised disclosure which indicates that development costs include costs incurred to provide improved recovery systems. Please clarify how you account for the costs associated with improved recovery techniques when a project is in the production stage.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Item 2. Management's Discussion and Analysis or Plan of Operations, page 14

5.   Please include a discussion of the expected impact to your financial condition and results of operations with respect to the sale of your interest in the DDJET partnership.

Note 11. Sale of Barnett Shale Interest, page 12

6.   We note your disclosure describing the sale of your interest in the DDJET partnership. Please include a discussion of the changes to the information presented in your most recent annual report concerning oil and gas reserve quantities. Refer to paragraph 9 of SFAS 69.

7.   Please clarify why you have not previously reported pro forma financial statements for this divestiture as contemplated by Article 11 of Regulation S-X.

Closing Comments

        As appropriate, please amend your Form 10-K and Form 10-Q within ten business days of your receipt of this letter, or tell us when you will amend them. As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

Please contact John Cannarella at (202) 551-3337, or in his absence Mark Wojciechowski at (202)-551- 3759, if you have any questions in regard to the accounting comments or financial statements. Please contact Ron Winfrey at (202) 551-3704 if you have any questions in regard to the engineering issues. Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: Robert D. Axelrod (by facsimile)
     D. Levy
     J. Cannarella
     R. Winfrey